

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

June 26, 2014

Via E-Mail
Mr. Finn Helmer
Chief Executive Officer
LiqTech International, Inc.
Industriparken 22C
DK2750 Ballerup, Denmark

> **Re: LiqTech International, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 13, 2014**
> **File No. 333-196750**

Dear Mr. Helmer:

We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, please

   - disclose that you are an emerging growth company;

   - describe how and when a company may lose emerging growth company status;

- describe briefly the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- state your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a smaller reporting company.

Description of Our Capital Stock, page 6

2. Include a description of the warrants being offered on this registration statement.

Exhibit 5.1

3. We note the reference to warrants that form a part of any units in the first paragraph on page three of the opinion. Please explain whether you are registering units pursuant to the registration statement. If so, please revise the opinion to opine on the units, and revise the prospectus to include a discussion of the units being offered on this registration statement and to include the units in the fee table. In the alternative, please delete the reference to units in the opinion.

Closing

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information that the Securities Act and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

       Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

    You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at 202-551-3728 or Erin K. Jaskot, Staff Attorney, at (202) 551-3442.

                         Sincerely,

                         Erin K. Jaskot, *for*

                         Pamela A. Long
                         Assistant Director

Mr. Finn Helmer
LiqTech International, Inc.
June 26, 2014
Page 4

cc: <u>Via E-Mail</u>
        Clayton E. Parker, Esq.
        Matthew Ogurick, Esq.
        K&L Gates LLP
        200 South Biscayne Boulevard, Suite 3900
        Miami, FL 33131